Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the inclusion in the Registration Statement on Form F-4 of Keyarch Acquisition Corp. (the "Company") of our report dated March 30, 2023, with respect to our audit of Keyarch Acquisition Corp's on the balance sheet as of December 31, 2022 and 2021, the related statements of operations, changes in shareholders' (deficit) equity, and cash flows for the year ended December 31, 2022 and for the period from April 23, 2021 (inception) through December 31, 2021 and appears in the Prospectus as part of this Registration Statement. Our report contained an explanatory paragraph regarding substantial doubt about the Company's ability to continue as a going concern.

We also consent to the reference to our Firm under the caption "Experts" in such Prospectus.

/S/ UHY LLP

New York, New York
February 22, 2024